

August 5, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Common Stock, $0.001 par value of Oak Street Health, Inc. under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company